Exhibit 99.1

TELUS International reports first quarter 2021 results, continued strong revenue growth and operating performance; provides full year outlook

Revenue of $505 million, up 57% year-over-year, driven by robust, double-digit organic growth, as well as strong contributions from recent acquisitions

Acquisitions, digital, client mix, and efficiencies drove Adjusted EBITDA of $129 million, up 90% year-over-year; Net Income of $3 million and diluted EPS of $0.01

Adjusted diluted EPS of $0.23 was 229% higher year-over-year

Debt repayment with IPO proceeds, combined with additional repayments from cash provided by operating activities, enabled significant de-leveraging

Outlook for double-digit revenue and Adjusted EBITDA growth reflective of confidence in the continuation of strong operating momentum

Vancouver, Canada – May 7, 2021 – TELUS International (NYSE and TSX: TIXT), a digital customer experience innovator that designs, builds, and delivers next-generation solutions for global and disruptive brands, today released its results for the first quarter ended March 31, 2021. TELUS International is a subsidiary of TELUS Corporation (TSX: T, NYSE: TU). All figures in this news release, and elsewhere in the TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“In the first quarter of 2021, TELUS International continued to demonstrate remarkable resilience in our performance, underpinned by the diversity of our digital capabilities in growing through a challenging business environment. We expanded relationships with our existing clients, won new clients, and created incremental opportunities from exciting adjacencies such as progressing the integration of our newly acquired data annotation capabilities,” said Jeff Puritt, president and CEO of TELUS International. “We are uniquely positioned to harness our end-to-end digital capabilities and long-standing differentiated caring culture to drive further benefits from the digital transformation tailwinds that have accelerated in the market, resulting in increasing demand from existing and new clients alike.”

Jeff emphasized that, “Our consistent focus on partnering with substantial, sustainable business customers rather than seeking short-term pandemic-driven opportunities, positions us well for a meaningful growth trajectory over the near, medium and longer term. This quarter, we enjoyed notable new client wins for digital solutions and content moderation services, and growth across all key verticals, particularly in Tech & Games. Our diverse capabilities are already now further strengthened with the acquisition of Lionbridge AI. This integration is progressing well and we are confident in our ability to realize the full potential of this next-gen offering, amplified by our adjacent digital capabilities that create a unique competitive advantage relative to other data annotation providers.”

“The TELUS International brand also continues to garner increased visibility in the industry with recent recognition by leading industry analyst firms, Gartner, Everest Group and NelsonHall with respect to our digital CX services and delivery, content moderation and trust and safety competencies. We were also named a Leader on IAOP’s Global 100 List for the fifth consecutive year, highlighting our ability to innovate and our commitment to Corporate Social Responsibility programs,” continued Jeff. “This third-party recognition reflects the tremendous dedication and engagement of our team members across the globe, despite the challenges of the ongoing pandemic.”

Vanessa Kanu, CFO said, “In the first quarter of 2021, we delivered 57% revenue growth, driven by acquisition uplift, and 20% organic revenue growth, underpinned by our diverse digital service offerings and capabilities. Adjusted diluted EPS, which excludes the impact of certain charges, was $0.23, up 229% from the first quarter of last year, reflecting our continued momentum with existing and new clients, our scale efficiencies, and contributions from accretive acquisitions.”

“We have also made excellent progress in strengthening our balance sheet and have again demonstrated our ability to de-lever quickly following strategic acquisitions. Using the cash proceeds from our IPO of $493 million, combined with additional repayments from cash provided by operating activities, TELUS International was able to repay $530 million of debt in the first quarter, and as expected, we now sit comfortably within our target leverage range, providing significant available liquidity for potential future acquisitions to complement our double digit organic revenue growth,” continued Vanessa. “Looking ahead, our management team expects TI will continue to deliver strong performance in 2021, as signaled by the full year outlook we have provided today. We believe our strong profitability profile creates additional headroom to invest even more in our business to further accelerate our revenue growth trajectory.”

Provided below are financial and operating highlights that include certain non-GAAP measures. Reconciliations to GAAP measures under IFRS are provided at the end of this news release.

Q1 2021 vs. Q1 2020 highlights

▪	Revenue of $505 million, up 57%, due to contributions from acquisitions, with organic growth of 20% (which includes a 4% favourable foreign currency impact), driven by growth from existing and new clients, with continued strong momentum in Tech and Games in particular, as well as good growth in Communications & Media and eCommerce & Fintech.

▪	Net income of $3 million and Diluted EPS of $0.01, compared with $11 million and $0.05 in the prior year, respectively. Net income margin was 0.6%. Net income and Diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted net income, which excludes the impact of these items, was 293% higher at $59 million.

▪	Adjusted EBITDA of $129 million, up 90%, and Adjusted EBITDA margin of 25.5%, an improvement of 440 basis points, driven by revenue growth noted above and contributions from acquisitions, digital and favourable client mix. Adjusted diluted EPS was $0.23 which was 229% higher.

▪

Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement of 2.7x, within the target range of 2 to 3x, reflecting $530 million in debt repayments using the IPO proceeds of $493 million and additional repayments from cash from operations.

▪	Team member count was 51,387 as of March 31, 2021, an increase of 11%, reflecting organic growth in certain geographies and acquisitions in the prior year.

For a discussion of our first quarter 2021 results of operations, see management’s discussion and analysis of results of operations and financial condition, and financial statements and notes, on SEDAR and on Form 6-K on EDGAR with the SEC. Please visit telusinternational.com/investors for additional information.

Outlook

	Full-Year 2021 Outlook*	Full-Year 2020 Reported
Revenue (millions)	$2,150 to 2,190	$1,582
Adjusted EBITDA (millions)	$523 to 533	$391
Adjusted diluted EPS	$0.90 to 0.95	$0.71

* Excludes the impact of potential future acquisitions

Q1 2021 investor call

TELUS International will host a conference call today, May 7, 2021 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the Q1 2021 results and outlook, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP and other financial disclosures

This news release includes non-GAAP financial information, with further explanation and reconciliation to GAAP measures as outlined later in this release. We report certain non-GAAP measures used in the management analysis of our performance, but these generally do not have a standardized meaning and may not be comparable with similar measures presented by other issuers. For definitions and more information on the use of the non-GAAP measures, please see our first quarter 2021 management’s discussion and analysis of results of operations and financial condition, and financial statements and notes, on SEDAR and on Form 6-K on EDGAR with the SEC.

Cautionary note regarding forward-looking statements

This news release contains forward-looking statements concerning our financial outlook for the full year 2021 results, our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, results of operations and financial condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "seek", "should", "target", "will", "would" and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control.

Specifically, we made several assumptions underlying our financial outlook for the full year 2021 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to integrate, and realize the benefits of, our acquisition of Lionbridge AI; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; and the impact of the COVID-19 pandemic on our business, financial condition, financial performance and liquidity.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:

▪	We face intense competition from companies that offer services similar to ours.
▪	Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes.
▪	If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
▪	Our business and financial results could be adversely affected by economic and geopolitical conditions and the effects of these conditions on our clients’ businesses and demand for our services.
▪	Two clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
▪	Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense.
▪	Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic.
▪	Our business would be adversely affected if individuals providing data annotation services through the crowdsourcing solutions we provide with our recently completed acquisition of Lionbridge AI were classified as employees and not as independent contractors.
▪	We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks.
▪	Cyber-attacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of our clients or their end customers could have a negative impact on our reputation and client confidence.
▪	Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
▪	Our ability to meet the expectations of clients of our content moderation services may be adversely impacted due to factors beyond our control and our content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work.
▪	The dual-class structure that is contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS Corporation.
▪	TELUS Corporation will, for the foreseeable future, control the direction of our business.

These risk factors are also listed and fully described in our "Risk Factors" section of the Annual Report for the year ended December 31, 2020, available on SEDAR and on Form 20-F on EDGAR with the SEC.

TELUS International (Cda) Inc.

Condensed Interim Consolidated Statements of Income and Other Comprehensive Income (Loss)

(unaudited)

	Three months
Periods ended March 31 (US$ millions except earnings per share)	2021	2020
REVENUE	$505	$322

OPERATING EXPENSES
Salaries and benefits	282	206
Goods and services purchased	94	48
Share-based compensation	26	2
Acquisition, integration and other	5	19
Depreciation	27	21
Amortization of intangible assets	36	13
	470	309

OPERATING INCOME	35	13

OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	—	(23)
Interest expense	14	13
Foreign exchange loss	3	—
INCOME BEFORE INCOME TAXES	18	23
Income tax expense	15	12
NET INCOME	3	11

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as held-for-hedging	21	(4)
Exchange differences arising from translation of foreign operations	(33)	(12)
	(12)	(16)
COMPREHENSIVE LOSS	$(9)	$(5)

EARNINGS PER SHARE
Basic	$0.01	$0.05
Diluted	$0.01	$0.05

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	257	209
Diluted	259	210

TELUS International (Cda) Inc.

Condensed Interim Consolidated Statements of Financial Position

As at (US$ millions)	March 31, 2021 (unaudited)	December 31, 2020 (audited)
ASSETS
Current assets
Cash and cash equivalents	$117	$153
Accounts receivable	346	303
Due from affiliated companies	49	49
Income and other taxes receivable	14	18
Prepaid expenses	40	23
Current derivative assets	1	2
	567	548
Non-current assets
Property, plant and equipment, net	358	362
Intangible assets, net	1,235	1,294
Goodwill	1,456	1,487
Deferred income taxes	19	7
Other long-term assets	25	34
	3,093	3,184
Total assets	$3,660	$3,732

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$281	$254
Due to affiliated companies	39	31
Income and other taxes payable	82	101
Advance billings and customer deposits	4	8
Current portion of provisions	12	17
Current maturities of long-term debt	94	92
Current portion of derivative liabilities	3	1
	515	504
Non-current liabilities
Provisions	17	20
Long-term debt	1,137	1,674
Derivative liabilities	35	57
Deferred income taxes	344	353
Other long-term liabilities	7	13
	1,540	2,117
Total liabilities	2,055	2,621

Owners’ equity	1,605	1,111
Total liabilities and owners’ equity	$3,660	$3,732

TELUS International (Cda) Inc.

Condensed Interim Consolidated Statements of Cash Flows

(unaudited)

	Three months
Periods ended March 31 (US$ millions)	2021	2020
OPERATING ACTIVITIES
Net income	$3	$11
Adjustments:
Depreciation and amortization	63	34
Interest expense	14	13
Income tax expense	15	12
Share-based compensation	26	2
Changes in business combination-related provisions	—	(23)
Change in market value of derivatives and other adjustments	29	—
Net change in non-cash operating working capital	(53)	24
Share-based compensation payments	(17)	—
Interest paid	(9)	(8)
Income taxes paid, net	(35)	(31)
Cash provided by operating activities	36	34
INVESTING ACTIVITIES
Cash payments for capital assets	(14)	(1)
Cash payments for acquisitions, net	—	(805)
Cash used in investing activities	(14)	(806)
FINANCING ACTIVITIES
Shares issued	525	284
Share issuance costs	(32)	—
Repayment of long-term debt	(547)	(589)
Long-term debt issued	—	1,145
Cash (used in) provided by financing activities	(54)	840
Effect of exchange rate changes on cash and cash equivalents	(4)	—
CASH POSITION
(Decrease) increase in cash and cash equivalents	(36)	68
Cash and cash equivalents, beginning of period	153	80
Cash and cash equivalents, end of period	$117	$148

Non-GAAP reconciliations

	Three Months (unaudited)
Periods ended March 31 (US$ millions, except per share amounts)	2021	2020
Net income	$3	$11
Add back (deduct):
Changes in business combination-related provisions	—	(23)
Acquisition, integration and other	5	19
Share-based compensation	26	2
Foreign exchange loss	3	—
Amortization of purchased intangible assets	33	12
Tax effect of the adjustments above	(11)	(6)
TI Adjusted Net Income	$59	$15
TI Adjusted Basic Earnings Per Share	$0.23	$0.07
TI Adjusted Diluted Earnings Per Share	$0.23	$0.07

	Three Months (unaudited)
Periods ended March 31 (US$ millions)	2021	2020
Net income	$3	$11
Add back (deduct):
Changes in business combination-related provisions	—	(23)
Acquisition, integration and other	5	19
Share-based compensation	26	2
Foreign exchange loss	3	—
Depreciation and amortization	63	34
Interest expense	14	13
Income taxes	15	12
TI Adjusted EBITDA	$129	$68

Periods ended March 31 (US$ millions)	Three Months (unaudited)
	2021	2020
Cash provided by operating activities	$36	$34
Less: capital expenditures	(18)	(13)
TI Free Cash Flow	$18	$21

As at (US$ millions except for ratio)	March 31, 2021 (unaudited)	December 31, 2020 (unaudited)
Outstanding credit facility	$1,038	$1,568
Contingent facility utilization	7	7
Net derivative	37	56
Cash balance[1]	(100)	(100)
Net Debt as per credit agreement	$982	$1,531
TI Adjusted EBITDA	$129	$391
Adjustments to annualize TI Adjusted EBITDA and other adjustments as per credit agreement	$241	$(20)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.7	4.1

1Maximum cash balances of $100 million is used for the period ended March 31, 2021 in accordance with the credit agreement.

About TELUS International

TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions and capabilities span digital strategy, innovation, consulting and design, digital transformation and IT lifecycle solutions, data annotation and intelligent automation, and omnichannel CX solutions that include content moderation, trust and safety solutions and other managed solutions. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality. TELUS International has a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. We believe that continuously investing in our culture and operating as a socially responsible company builds stronger relationships with our team members and clients, and positively impacts the communities in which we operate. Learn more at: telusinternational.com.

TELUS International Investor Relations

Jason Mayr

(604) 695-3455

ir@telusinternational.com

TELUS International Media Relations

Ali Wilson

(604) 328-7093

Ali.Wilson@telusinternational.com